Exhibit 5.1

Braskem S.A.

Rua Lemos Monteiro, 120

Butantã – São Paulo–SP

CEP 05501-050, Brazil

Braskem Finance Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

São Paulo, May 1, 2014.

Ref.:	Braskem Finance Limited - U.S.$ 250,000,000 6.450% Notes due 2024 guaranteed by Braskem S.A.

Ladies and Gentlemen:

1. We have acted as Brazilian counsel to Braskem S.A. , a corporation (sociedade por ações) organized and existing under the laws of the Federative Republic of Brazil (“Brazil”) (“Braskem”) and to Braskem Finance Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Braskem Finance”), in connection with Braskem Finance’s offering pursuant to a registration statement on Form F-3 (File No. 333-192883 and 33-192883-03) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) of U.S.$ 250,000,000 6.450% Notes due 2024 (the “Notes”) by Braskem Finance, unconditionally guaranteed by Braskem (the “Guarantees”), to be issued under an Indenture, dated as of December 13, 2013, among Braskem Finance, as issuer, Braskem, as guarantor, and The Bank of New York Mellon, as trustee (the

“Trustee”) (the “Base Indenture”), as supplemented by a first supplemental indenture among Braskem Finance, Braskem, as guarantor, and the Trustee, dated as of February 3, 2014 (the “First Supplemental Indenture”) and the additional notes officers’ certificate, dated as of May 1, 2014 (the “Additional Notes Officers’ Certificate” and, together with the Base Indenture and the First Supplemental Indenture, the “Indenture”), pursuant to which Braskem Finance initially issued US$ 500,000,000 million aggregate principal amount of its 6.450% Notes due 2024.

2. In rendering the opinions set forth below, we have examined copies of the documents listed below:

(i)	the Registration Statement, as amended as of its most recent effective date;

(ii)	the prospectus included in the Registration Statement as of its most recent effective date (the “Base Prospectus”), the preliminary prospectus supplement dated April 16, 2014 filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended;

(iii)	the prospectus supplement dated April 16, 2014 filed with the SEC (together with the Base Prospectus, the “Prospectus”);

(iv)	an executed copy of the Indenture;

(v)	the Underwriting Agreement relating to the Notes and entered into by the Issuer, Braskem, as guarantor, and BB Securities Ltd., Banco BTG Pactual S.A. – Cayman Branch, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Standard Chartered Bank, as underwriters (together, the “Underwriters”), dated April 16, 2014 (the “Underwriting Agreement”);

(vi)

the minutes of the Ordinary General Shareholders’ Meeting of Braskem held on April 27, 2012, the minutes of the Extraordinary General Shareholders’ Meeting of Braskem held on June 12, 2012, the minutes of the Extraordinary General Shareholders’ Meeting of Braskem held on August 13, 2012, and the minutes of the Extraordinary General Shareholders’ Meeting of Braskem held on August 27, 2013, and the Ordinary General Shareholders’ Meeting of Braskem held on April 9, 2014 at which the current members of Braskem’s board of directors were appointed;

(vii)	the minutes of the meetings of the Board of Directors (Conselho de Administração) of Braskem held on December 11, 2013, the minutes of the meetings of the Board of Directors (Conselho de Administração) of Braskem held on August 13, 2012, the minutes of the meetings of the Board of Directors (Conselho de Administração) of Braskem held on June 21, 2013, at which the current executive officers of Braskem were appointed;

(viii)	the minutes of the meeting of the Board of Directors (Conselho de Administração) of Braskem held on January 16, 2014 evidencing the approval for the Notes; and

(ix)	the originals, or copies identified to our satisfaction, of such corporate records of Braskem, such other agreements and instruments, certificates of public officials, officers of Braskem and other persons, and such other documents as we have deemed necessary as a basis for the opinion hereinafter expressed.

3. In such examination, we have assumed: (a) the genuineness of all signatures; (b) the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies; (c) the due authorization, execution and delivery of the Indenture and the Notes by each of the parties thereto (other than Braskem) and that the performance thereof is within the capacity and powers of each of them (other than Braskem); and (d) the validity, legality, binding effect and enforceability of the Indenture and the Notes under any law other than Brazilian law.

4. We have further assumed that (i) the Notes have been and will be sold and issued in compliance with all applicable laws and in the manner stated in the Registration Statement and the Prospectus and (ii) the Underwriting Agreement has

been duly authorized and validly executed and delivered by the parties thereto (other than Braskem). Furthermore, we have assumed (a) the due organization and valid existence of all parties (other than Braskem) to the Indenture under the laws of the countries of their respective incorporation; (b) that the Notes have been duly authorized and validly executed and delivered by the parties thereto (other than Braskem); and (c) that the performance thereof is within the capacity and powers of the parties thereto (other than Braskem).

5. We express no opinion as to any laws other than the laws of Brazil and we have assumed that there is nothing in any other law that affects our opinion. In particular, we have made no independent investigation of U.S. laws as a basis for the opinion stated herein and do not express or imply any opinion on such laws. We are qualified to practice in Brazil, and the opinions stated herein relate only to the laws of Brazil as in force at the date hereof.

6. Capitalized terms used herein, unless otherwise defined, shall have the same meanings ascribed thereto in the Registration Statement.

7. Based upon the foregoing, and having regard for such legal considerations as we deem relevant and, subject to the additional comments and qualifications set out below, we are of the opinion that:

(a)	Braskem is duly organized and validly existing as a sociedade por ações under the laws of Brazil, with full corporate power to execute and deliver the Indenture and the Notes, to incur the indebtedness evidenced by the Guarantees and to execute, deliver and perform all of its obligations under the Indenture and the Guarantees. Braskem has taken all necessary action to approve and to authorize the same;

(b)	the Indenture has been duly authorized, executed and delivered by Braskem and constitutes the legal, valid and binding obligations of Braskem, enforceable against Braskem in accordance with its terms;

(c)	the Notes have been duly authorized, executed and delivered by Braskem and, when the Notes are authenticated as provided in the Indenture and delivered against payment therefor as provided in the Underwriting Agreement, the Notes and the Guarantees will be duly issued and will constitute legal, valid and binding obligations of Braskem, enforceable against Braskem in accordance with their terms; and

(d)	Braskem’s signatories to the Indenture and the Notes have been duly authorized to execute the Indenture.

8. The foregoing opinions are subject to the following additional comments and qualifications:

(a)	enforcement of the Indenture and/or Guarantees may be limited by (i) bankruptcy, insolvency, fraudulent transfer, judicial and out-of-court reorganization proceedings, moratorium, liquidation and other laws of general application relating to or affecting the rights of creditors, and, under bankruptcy proceedings, claims for salaries and wages have preference over any claims up until the amount equivalent to 150 times the amount of the minimum wages in Brazil, as defined by the Brazilian federal government, followed by secured creditors (i.e., creditors holding in rem guarantees) who shall have priority over any other claims (up until the amount of the asset constituting the collateral), followed by social security, taxes and other statutory privileges, and (ii) the unavailability of specific performance and summary judgment (processo executivo);

(b)

it is not necessary under the laws of Brazil in order to enable any person to enforce its rights under the Indenture or the Guarantees that such person be licensed, qualified or entitled to carry on a business in Brazil. Any person is entitled to full access to the courts of Brazil on the same terms as are available to residents and citizens of Brazil, provided however that pursuant to Article 835 of the Brazilian Code of Civil Procedure, a Brazilian or foreign plaintiff who resides outside Brazil or is outside Brazil during the course of the suit must guarantee the costs of any enforcement proceedings and the legal costs of any other party thereto if it does not own any real property in Brazil that assures such payment (unless excepted under Article 836 of the Brazilian Code of Civil Procedure). Payments under such guarantee relating to the legal costs of a defendant will only be ordered by the relevant judge if the judgment is against the plaintiff;

(c)	to ensure the legality, validity, enforceability or admissibility in evidence of the Indenture, Notes, Guarantees and any other document required by any Brazilian court to be furnished in judicial proceedings before Brazilian courts, (i) the signature of the parties thereto, if signed abroad, must be notarized by a notary public licensed to act as such under the laws of the place of signing and the signature of such notary public must be authenticated by a consular official of Brazil having jurisdiction over the place of signing; (ii) such Indenture, Notes, Guarantees and any other document required by any Brazilian court to be furnished and any related documents thereto in any foreign language must be translated into the Portuguese language by a sworn translator; and (iii) such Indenture, Notes, Guarantees and any other document required by any Brazilian court to be furnished and any related documents (together with the respective sworn translation) must be registered with the appropriate registry of titles and deeds having jurisdiction over the place where the head office of Braskem is located, which registration can be made at any time before such Indenture, Notes, Guarantees and any other document required by any Brazilian court to be furnished are used, enforced or brought into evidence in judicial proceedings;

(e)

any judgment duly obtained against Braskem from foreign courts in connection with any action arising out of or relating to any of the Indenture, Guarantees and/or other related documents would be recognized and enforced by the courts in Brazil (including, without limitation, the Brazilian bankruptcy courts) without any retrial or re-examination of the merits of the original action provided that it is ratified (homologado) by the Superior Court of Justice of Brazil (Superior Tribunal de Justiça), such ratification (homologação)

only occurring if the following procedures are observed: (i) the judgment complies with all formalities necessary for its enforcement under the laws of the place where it was rendered and with the legal requirements of the jurisdiction of the court rendering such judgment; (ii) the judgment has been given by a competent court after the proper service of process on the parties, or after sufficient evidence of the parties absence has been given as established pursuant to applicable law; (iii) the judgment is not subject to appeal; (iv) the judgment does not offend Brazilian national sovereignty, public policy or good morals; and (v) the judgment has been duly authenticated by a competent Brazilian consulate and is accompanied by a sworn translation thereof into Portuguese;

(f)	in case of bankruptcy of any Brazilian entity such as Braskem, all credits of such Brazilian entity denominated in foreign currency will be converted into local currency at the exchange rate prevailing on the date of the issuance of the decision declaring the bankruptcy, and the amount so determined shall be the amount so considered for any payments to creditors in the bankruptcy; and

(g)	the principles of Brazilian law that govern the invalidity of acts and obligations are considered principles of public order and cannot be altered or waived by the parties thereto; under Brazilian law, a guarantee is considered an ancillary obligation to the underlying obligation and the Brazilian Civil Code establishes, in Article 184, that the invalidity of the principal obligation causes the invalidity of the ancillary obligation; therefore, a judgment obtained in a court outside Brazil against a guarantor aiming at the enforcement of a guaranty in respect of obligations declared void in a court of law applying the laws of the State of New York may not be confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça).

9. We express no opinion as to any agreement, instrument or other document other than as specified in this letter.

10. We have not verified, are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and/or in the Prospectus other than the statements regarding the laws of Brazil.

11. We expressly disclaim any responsibility to advise you or any other person who is permitted to rely on the opinions expressed herein of any development or circumstance of any kind including any change of law or fact that may occur after the date of this letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this letter. Accordingly, any person relying on this letter at any time should seek advice of its counsel as to the proper application of this letter at such time.

12. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the reference to this firm in the Prospectus related thereto under the heading “Validity of Securities” as counsel for Braskem and Braskem Finance who have passed on the validity of the Notes. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

/s/ Pinheiro Neto Advogados

PINHEIRO NETO ADVOGADOS